Exhibit 99.1

NEWS RELEASE

MALAYSIA BAU CENTRAL TRENCH RESULTS CONFIRM OUTCROP GRADES AND EXTEND RESOURCE BOUNDARIES

Toronto, October 11, 2011 - Olympus Pacific Minerals Inc. (TSX & ASX: OYM, OTCBB: OLYMF, and Frankfurt: OP6 Chief Executive Officer, John Seton, is pleased to announce positive results from surface trenching within the Company’s  Bau Central Project  in Sarawak, East Malaysia.

Trenching has recently been completed at several sites along the 17 km long Bau Central gold trend with the objective of confirming surface gold grades above known subsurface mineralized zones and expanding resource potential within the areas being tested by the current 25,000 meter drilling programme. A Commentary and significant results follow:

BAU CENTRAL - JUGAN OPEN PIT

The Jugan gold deposit outcrops as a low hill to the northern end of the 17km long Bau gold trend. Olympus recently completed 673 meters of trenching (in 7 trenches) at Jugan, to confirm historic trench results and both in-fill and expand the surface expression of gold mineralization. Trenches range in length between 50 and 120 meters, over an approximate 350 meter strike length. Results  include:

➢ Trench No JUT02: 41.35m @ 3.47 g/t and 16.25m @ 4.18 g/t Au.
➢ Trench No JUT03A: 42.00m @ 1.17 g/t Au.
➢ Trench No JUT04: 39.00m @ 1.74g/t and 27.70m @ 1.71 g/t Au and 103.00m @ 1.30 g/t Au.
➢ Trench No JUT05B: 33.60m  @ 1.87 g/t Au.

These results have:

(a)	Revealed that surface ore grade gold mineralization at Jugan is more widely spread than earlier thought and locally extends beyond currently modelled resource boundaries.

(b)	Confirmed a higher grade zone at the western end of the deposit (in Trench JUT02).

Full trench results are in Appendix A. The 7 recent trenches are shown (as color-coded grade intercepts) in Figure 2 below:

At 0.75 g/t Au grade cutoff, Jugan has a current NI 43-101/JORC resource of 10,963,000t @ 1.60 g/t Au “indicated” (563,000 oz gold). The deposit has to date been modelled to 70 meters depth, but currently remains open both laterally and at depth.

Further, exploration to expand the resource is in progress. 3D analysis of prior drilling results combined with modelling of reprocessed airborne DIGHEM data, has revealed several deeper zones of resistivity that is yet to be closed off by drilling. These are interpreted as potentially gold mineralized feeder zones, which may extend to depth.

DIGHEM analysis has also revealed several anomalies beyond the known resource, with geophysical signatures analogous to the Jugan deposit. This highlights the potential for additional discoveries to be made within this sector of the Bau gold trend. Drilling has commenced at Jugan, and a resource update (scheduled to be available during the first quarter 2012) is expected to expand the resource, as well as upgrade a significant portion into “Measured” category.

BAU CENTRAL - TAITON RESULTS

The Taiton Sector contains several potential mining areas and lies within the Bau trend about 13km to the south of Jugan (see Figure 3 locality sketch below).

Olympus has recently completed 564 meters (in 12 trenches) to test the surface gold grades associated with mineralized intrusives and their contact zones within limestone. The trenches vary in length from 12 to 111 meters. Results (refer to Appendix A) include:

➢	Trench No TATR-05: 8.00m @ 1.46 g/t Au.
➢	Trench No TATR-06: 6.00m @ 1.30 g/t Au.
➢	Trench No TATR-09: 7.00m @ 1.92 g/t Au.
➢	Trench No TATR-11: 6.00m @ 2.19 g/t Au.
➢	Trench No TATR-12: 7.00m @ 11.84 g/t Au.

These results confirm that significant surface gold grades are associated with the intrusives and that the contact zones between the intrusives and limestone host rocks constitute viable resource targets.

BAU CENTRAL GOLDFIELD PROJECT BACKGROUND

The Bau Goldfield property is a brown-field project, spread over a large geographic area in which the Company owns existing mining tenements that cover much of the historic Bau Goldfield, in Sarawak, East Malaysia.

The current Bau JORC/NI43-101 gold resource of 2.45Moz consisting of 0.56M oz “Indicated” (10,963,000  t @ 1.60g/t Au) and 1.89M oz “Inferred” (35,808,000t @ 1.64g/t Au) has previously been released (See Olympus press release dated June 24, 2010). This resource is in multiple deposits at varying levels of development and resource status.

Exploration, including a 25,000 meter drilling programme, is focussed on seven sectors of the Bau Central mineralization trend (see Figure 4 on right). Data output from this programme is expected to enable a new estimate of upgraded and expanded resources to be announced in the first  quarter 2012.

Mining Feasibility: Definitive feasibility studies (resource modelling, open-pit design-work, metallurgical test-work, and environmental impact evaluation/mitigation) are in progress in three of the seven Bau Central Sectors showed above. These studies will evaluate the various issues inherently in the proposed staged development of the Bau Gold Field. Feasibility studies are most advanced at the Jugan deposit, which is located within a sparsely populated and undeveloped area, where social and environmental factors are deemed favourable to rapid mining development at low capital cost (minimal pre-stripping being required).

The Bau Central development schedule provides for definitive feasibility studies of the proposed Jugan mine to be substantially completed by late 2012, leading into a construction phase during 2013. The Company’s objective is to achieve a production rate of 100,000 oz of gold per annum from Jugan by 2014. Recent exploration results (See Olympus Press Releases dated October 4, 2011, and May 19, 2011) suggest additional development potential around the historic Bekajang Open-pit mine in the Bekajang Sector and at several sites within Taiton Sector.

Chief Executive Officer, John Seton, said: “We see Jugan as the first and anchor deposit in our plan of bringing the Bau Central deposits sequentially into commercial production. This deposit, alone, has the potential to add significant shareholder value over the next couple of years and lift the Company’s aggregate gold production capacity above the 200,000 oz per annum threshold by 2014.”

Company equity in the Bau Goldfield Project operating Joint Venture Company (North Borneo Gold Sdn Bhd) currently stands at 80.53%. The company plans to acquire an additional interest to bring its total stake to 93.55% within the next two and a half years.

Olympus is a diversified gold company focused on four advanced properties; the Bau Goldfield in East Malaysia, the Bong Mieu and Phuoc Son mines in Central Vietnam, and Capcapo in the Philippines. Olympus expects to expand existing gold production capacity in Vietnam over the next two years and bring on new production at Bau Central upon completion of feasibility studies now underway. The company also contemplates a substantial increase of its attributed gold resources through the exploration of advanced properties having demonstrably large upside potential.

Olympus Pacific Minerals Inc.

John A.G. Seton
Chief Executive Officer

For further information contact:

James W. Hamilton,
Vice-President Investor Relations
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4202
info@olympuspacific.com
www.olympuspacific.com

The material in this announcement has been prepared under the supervision of Rod Murfitt, a member of the Australasian Institute of Mining and Metallurgy (AusIMM) and a Competent Person, as defined in the 2,004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserve" (the JORC Code) and Canadian Instrument 43-101.  Mr Murfitt consents to the inclusion in this report of the Information, in the form and context in which it appears.

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is "Forward-looking information" within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

APPENDIX A: SIGNIFICANT TRENCH ASSAY RESULTS

Trench Number	From	To	Length	Gold (g/t)
JUT-01	46.00	48.00	2.00	0.67
JUT-01	24.00	32.00	8.00	1.08
JUT-02	12.20	14.20	2.00	0.55
JUT-02	16.20	18.20	2.00	1.04
JUT-02	26.20	32.90	6.70	1.61
JUT-02	29.20	30.90	1.70	4.18
JUT-02	26.20	34.95	8.75	1.30
JUT-02	39.95	81.30	41.35	3.47
JUT-02	89.55	105.80	16.25	4.18
JUT-03A	71.3	113.3	42.0	1.17
JUT-04	0.0	39.0	39.0	1.74
JUT-04	45.3	73.0	27.7	1.71
JUT-04	69.0	172.0	103.0	1.30
JUT-05A	0.00	10.00	10.00	1.83
JUT-05A	18.0	33.0	15.0	1.27
JUT-05A	37.6	40.6	3.0	0.58
JUT-05A	53.80	60.80	7.00	0.76
JUT-05A	72.8	78.8	6.0	1.30
JUT-05A	82.2	83.2	1.0	10.10
JUT-05B	4.7	5.7	1.0	1.45
JUT-05B	9.7	13.7	4.0	2.56
JUT-05B	16.7	50.3	33.6	1.87
JUT-06A	11.0	12.0	1.0	0.50
JUT-06B	0.0	1.1	1.1	4.08
JUT-06B	6.0	9.0	3.0	1.17
JUT-06B	11.0	19.0	8.0	1.00
JUT-07	0.0	1.0	1.0	0.92
JUT-07	6.0	9.0	3.0	1.19
TATR-03	1.00	2.00	1.00	0.20
TATR-03	12.00	15.00	3.00	0.26
TATR-03	21.00	27.00	6.00	0.19
TATR-03	34.00	40.00	6.00	0.18
TATR-04	0.00	1.00	1.00	0.11
TATR-04	5.00	11.00	6.00	0.10
TATR-04	24.00	25.00	1.00	0.10
TATR-05	0.00	7.00	7.00	*1.59
TATR-05	0.00	8.00	8.00	1.46

Trench Number	From	To	Length	Gold (g/t)
TATR-05	8.00	18.00	10.00	0.36
TATR-05 - incl	8.00	13.00	5.00	0.20
TATR-05 - incl	13.00	17.00	4.00	0.57
TATR-05 - and	17.00	18.00	1.00	0.28
TATR-05	27.00	30.00	3.00	0.20
TATR-06	0.00	8.00	8.00	0.28
TATR-06	11.00	17.00	6.00	1.30
TATR-06 - incl	14.00	17.00	3.00	*2.35
TATR-06 - incl	14.00	16.00	2.00	3.18
TATR-07	10.00	35.00	25.00	0.54
TATR-07 - incl	15.00	18.00	3.00	1.16
TATR-07	37.00	52.00	15.00	0.22
TATR-07	67.30	72.00	4.70	0.26
TATR-07	110.00	111.00	1.00	0.42
TATR-08	2.00	3.00	1.00	0.13
TATR-08	8.00	14.00	6.00	0.18
TATR-09	0.00	14.00	14.00	0.16
TATR-09	17.00	18.00	1.00	0.12
TATR-09	21.00	26.00	5.00	0.32
TATR-09	27.00	36.00	9.00	0.32
TATR-09	53.00	59.00	6.00	*2.13
TATR-09	53.00	60.00	7.00	1.92
TATR-10	1.00	2.00	1.00	0.61
TATR-10	20.00	22.00	2.00	0.12
TATR-10A	59.00	64.00	5.00	0.28
TATR-10B	4	12	8	0.17
TATR-11	0.00	1.00	1.00	0.15
TATR-11	3.00	43.00	40.00	0.31
TATR-11	23.00	25.00	2.00	0.73
TATR-11	78.00	81.00	3.00	0.40
TATR-11	81.00	87.00	6.00	2.19
TATR-12	0.00	1.00	1.00	0.37
TATR-12	0.00	18.00	18.00	0.15
TATR-12	21.00	28.00	7.00	11.84
TATR-12 -incl	21.00	22.00	1.00	48.80
TATR-12 - and	24.50	26.00	1.50	17.20
TATR-12	28.00	29.00	1.00	0.40

           NB:           * Denotes 1.00 Au lower grade cutoff applied; 0.5g/t Au cutoff applied to all others.
True widths are undetermined